UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 001-09014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHYRON CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHYRON CORPORATION
5 Hub Drive
Melville, NY 11747

REQUIRED INFORMATION

CHYRON CORPORATION 401(k) PLAN

INDEX

Page

Report of BDO Seidman, LLP, Independent Registered
Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008	3

Notes to the Financial Statements	4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008	11

Signatures	12

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor
Rules and Regulations for Reporting and Disclosure under ERISA of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Chyron Corporation 401(k) Plan:

Melville, New York

We have audited the accompanying statements of net assets available for benefits of the Chyron Corporation 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Melville, New York

June 24, 2009

CHYRON CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Assets:
Investments, at fair value	$5,422,012	$7,101,605
Participant loans	103,357	104,479
Total investments	5,525,369	7,206,084

Employer contributions receivable	6,018	5,052

Net assets, at fair value	5,531,387	7,211,136

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts (Note 2)	343,823	-

Net assets available for benefits	$5,875,210	$7,211,136

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Additions to net assets attributed to:
Contributions:
Employee contributions	$ 624,398
Employer contributions	146,730
Participant rollovers	23,484
Total contributions	794,612

Deductions from net assets attributed to:
Investment income (loss):
Interest and dividends	194,865
Net depreciation in fair value of investments	(1,898,735)

Total investment loss	(1,703,870)

Distributions to participants	(426,481)
Administrative expenses	(187)

Total deductions	(2,130,538)

Net decrease	(1,335,926)

Net assets available for benefits:
Beginning of year	7,211,136

End of year	$ 5,875,210

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Plan

General

The Chyron Corporation 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through December 31, 2008, for the benefit of the employees of Chyron Corporation (the "Company"). The following is a brief description of the Plan. A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and the employer and investment income or loss. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer, and the income, and gains and losses associated with those contributions which are allocated to the participants' individual accounts.

During 2008, the Plan changed recordkeepers from Ascensus, Inc. to Merrill Lynch and trustees from Frontier Trust Company to Merrill Lynch Trust Company.

Contributions and Vesting

Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ("Code") ($15,500 in 2008). The total employee compensation that can be considered for contribution purposes was limited to $230,000 in 2008. Individuals who are at least 50 years of age by the end of the tax year are permitted to make "catch-up" contributions, limited to $5,000 in 2008. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Plan will accept rollover contributions from other qualified plans. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. From January 1, 2008 through September 14, 2008, the matching contribution was 20% of the first 10% of compensation, and beginning September 15, 2008 the matching contribution was raised to two-thirds of the first 6% of compensation, or a Company maximum of 4% of compensation, subject to the contribution limits set by the Code as described above.

The Company has the option of making the matching contribution in cash or through shares of newly issued Chyron common stock. During 2008 all matching contributions were in cash. However, in 2009, the Company match will be in the form of Chyron common stock, although the Company reserves the right to switch back to cash matching contributions.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan. Employees are vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage

1	34%
2	67%
3	100%

Participants accounts

Each participant's account is credited with the participant's contributions, allocations of Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 mutual funds and the Company's common stock as investment options for participants.

Payment of benefits

The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability, termination or death. The normal retirement date is the first day of the month following the attainment of age 65. Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 59 and one half, and hardship withdrawals. These special distributions may be subject to ordinary income taxes and/or early distribution penalties.

Participants loans

Active participants may apply to the Plan administrator for a loan from the Plan. Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. All loans, which are collateralized by the participants account balance, must be repaid with interest at the per annum rate equal to the prime rate determined at the inception of the loan. Currently, rates on loans outstanding range from 4.0% to 8.25%. All loans are subject to certain requirements as outlined in the Plan.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Rollovers

Absent an election from a terminated participant within 90 days, the vested value of the participant's account, if it is between $1,000 and $5,000, shall be automatically rolled over to an IRA with Merrill Lynch. If the vested value of a terminated participant's account is less than $1,000 then the vested value of the account shall be paid in the form of a lump sum cash distribution, less all required tax withholdings, from the Plan. If the vested value of a participant's account is over $5,000, it is permitted to remain in the Plan.

Forfeitures

If a participant terminates service prior to being fully vested in the employer matching contribution, unvested amounts in the participant's account are forfeited and will be used to reduce future employer contributions to the Plan.

Voting Rights

Each Plan participant who holds Company common stock in his or her Plan account as of the record date for the determination of shareholders entitled to receive notice of, and to vote at, the annual Meeting of Shareholders, receives a proxy statement and voting card, or notice, allowing them to vote their shares.

2. Summary of Significant Accounting Policies

Basis of accounting

The Plan's financial statements are prepared under the accrual method of accounting.

Investments

All Plan investments are held by the Plan's custodian, Merrill Lynch & Co., Inc. ("Merrill Lynch" or the "Custodian"). The Merrill Lynch Retirement Preservation Trust Fund ("MLRP Trust") invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts ("GICs") as well as in obligations of U.S. government and U.S. government agency securities. The MLRP Trust also invests in high-quality money market securities. The portion of the MLRP Trust that is held in GIC's has been valued at contract value, as estimated by Merrill Lynch. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Plan's investments in mutual funds are stated at fair market value based on the last quoted net asset value per share in an active market. The Plan's investment in Company stock is stated at fair market value as determined by the latest quoted market price. Participant loans are valued at cost (loan balance), which approximates fair value.

Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The following investments represent more than 5% of the Plan's net assets:

	December 31,
	2008	2007
Merrill Lynch Retirement Preservation Trust	$2,129,681	$2,233,018
J.P. Morgan Government Mortgage Fund	915,555	590,315
Black Rock Global Allocation Fund	565,895	821,107
Black Rock Large Cap Value Fund	399,328	576,055
American Euro Pacific Growth Fund	334,435	596,362
American Growth Fund of America	285,737	498,596
Chyron Corporation Common Stock	274,635	1,039,349

During 2008, the Plan's investments, including both realized and unrealized gains and losses, depreciated in value as follows:

Mutual Funds	$(1,154,306)
Common Stock	(744,429)
$(1,898,735)

Cash equivalents

Cash equivalents consist of investments in highly liquid Merrill Lynch money funds, which are temporary in nature.

Benefit payments

Benefit payments are recorded when paid.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Administrative expenses

Expenses related to the administration of the Plan are paid by the Plan or the Company, at the Company's option. During 2008, $187 of administrative expenses were paid by the Plan and $26,000 of fees were paid by the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities included in the Statements of Net Assets Available for Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which may result in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investment in Company Stock

Participants, at their discretion, may invest their contributions in any or all of the sixteen investment options offered under the Plan, including Chyron common stock.

As of December 31, 2008 and 2007, the net assets invested in Company stock were $274,635 and $1,039,349, respectively.

4. Tax Status

The Plan obtained its latest determination letter on November 27, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan and related trust must be operated in conformity with the Code to maintain its tax exempt status under Section 501(a) of the Code. The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

5. Termination

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, all participants will become 100% vested in their total account balances under the Plan.

6. Party-In-Interest

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the custodian as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. In addition, one of the investment options of the Plan consists of common stock of the Plan's sponsor, Chyron Corporation. Participant loans also qualify as party-in-interest transactions.

7. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

    Quoted prices for similar assets or liabilities in active markets;

    Quoted prices for identical or similar assets or liabilities in inactive markets;

    Inputs other than quoted prices that are observable for the asset or liability;

    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2008.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Collective trust: Valued at net asset value per unit held by Plan at year end as quoted by the funds.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$3,017,696	-	-	$3,017,696
MLRP Trust	-	$2,129,681	-	2,129,681
Common Stock	274,635	-	-	274,635
Participant loans	-	-	$ 103,357	103,357
	$3,292,331	$2,129,681	$ 103,357	$5,525,369

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Participant Loans
Fair value at beginning of year	$104,479
Issuances, repayments and settlements, net	(1,122)
Fair value at end of year	$103,357

CHYRON CORPORATION 401(k) PLAN

Plan Number 002, ID Number 11-2117385
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2008

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description	Cost**	Current Value

*	Merrill Lynch Retirement Preservation Trust	Collective Trust		$2,129,681
	J.P. Morgan Government Mortgage Fund	Mutual Fund		915,555
	Black Rock Global Allocation Fund	Mutual Fund		565,895
	Black Rock Large Cap Value Fund	Mutual Fund		399,328
	American Euro Pacific Growth Fund	Mutual Fund		334,435
	American Growth Fund of America	Mutual Fund		285,737
*	Chyron Corporation Common Stock	Common Stock		274,635
	Black Rock Mid Cap Value Opportunities Fund	Mutual Fund		204,872
	Oppenheimer Small and Mid Cap Value Fund	Mutual Fund		176,477
	Black Rock S&P 500 Index Fund	Mutual Fund		60,044
	Black Rock Large Cap Core Fund	Mutual Fund		48,704
	Seligman Target Fund 2045 FD A	Mutual Fund		18,632
	Seligman Target Fund Core A	Mutual Fund		5,009
	Seligman Target Fund 2015A	Mutual Fund		1,108
	Seligman Target Fund 2035FDA	Mutual Fund		1,020
	Seligman Target Fund 2025A	Mutual Fund		797
*	Merrill Lynch CMA Money Fund	Money Market Fund	$83	83

*	Participant loans	Loans issued for		103,357
		terms of 1-5
		years, with
		4.0% to 8.25%
		interest

	* Denotes party-in-interest

	** Cost information is not required for
	participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Chyron Corporation 401(k) Plan

/s/ Michael Wellesley-Wesley
Michael Wellesley-Wesley
President and Chief Executive Officer

June 26, 2009

/s/ Jerry Kieliszak
Jerry Kieliszak
Sr. Vice President and Chief Financial Officer

June 26, 2009